UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

GVI Security Solutions, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

3622E10 1

(CUSIP Number)

Joseph Restivo
c/o GVI Security Solutions, Inc.
2801 Trade Center Drive
Carrollton, Texas 75007
(972) 245-7353

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 5)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36242E 10 1		Page 2 of 5 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph Restivo
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,692,847
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 33,692,847
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,692,847
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! *

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”), of GVI Security Solutions, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75007.

Item 2. Identity and Background.

This statement is being filed by Joseph Restivo. Mr. Restivo is the Chief Financial Officer and a director of the Issuer and a citizen of the United States (the “Reporting Person”). The address for the Reporting Person is c/o GVI Security Solutions, Inc., 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75007.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 4, 2006, the Reporting Person purchased one-half of a Unit in a private placement (the “Private Placement”) for an aggregate purchase price of $25,000 out of personal funds. In addition the Reporting Person was issued an employee stock option to purchase 94,089,763 shares of the Issuer’s Common Stock at a purchase price of $.004 per share in connection with his employment (the “Stock Option”). Each Unit purchased (for a purchase price of $50,000 per Unit) in the Private Placement consisted of 1,250,000 shares of the Common Stock and a $45,000 principal amount 6% Subordinated Secured Convertible Promissory Note (the “Convertible Notes”) convertible into common stock at a conversion price of $.004 per share. By their terms, the Stock Option may not be exercised, and the Convertible Notes may not be converted into Common Stock, until such time as the Issuer has a sufficient number of authorized shares of Common Stock to effect such conversion and exercise. Because the Issuer’s Board of Directors and the holders of a majority of the outstanding shares of Common Stock (including the Reporting Person) have approved a 50-for-1 reverse split of the Common Stock which would permit the conversion of all of the Convertible Notes, for the purpose of computing beneficial ownership in this Schedule 13D, the Convertible Notes have been deemed to be convertible, and the Stock Option exercisable (to the extent otherwise provided therein), within 60 days from the date hereof.

Item 4. Purpose of Transaction.

The Reporting Person purchased the shares of Common Stock and Convertible Notes for investment purposes but intends to review such investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by him or otherwise acquired by him, either in the open market or in privately negotiated transactions.

Other than set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing:

The Reporting Person beneficially owns 33,692,847 shares of the Common Stock of the Issuer consisting of (i) 625,000 shares of the Common Stock of the Issuer; (ii) 5,625,000 shares of the Common Stock of the Issuer underlying the Convertible Note owned by the Reporting Person; and (iii) 27,442,847 shares of the Common Stock of the Issuer that may be acquired within 60 days of October 4, 2006 upon exercise of the Stock Option. The remaining 66,646,916 shares subject to the Stock Option vest and become exercisable in 34 equal monthly installments on the first day of each month beginning December 1, 2006.

As of the date of this filing (based on 178,275,973 shares of the Common Stock of the Issuer issued and outstanding), the 33,692,847 shares of the Common Stock of the Issuer beneficially owned by the Reporting Person constitutes approximately 15.9% of the Company’s outstanding shares of Common Stock.

(b)  The Reporting Person has the sole power to vote and dispose of, or to direct the vote or disposition of all of the 33,692,847 shares of the Common Stock owned by him.

(c) The following purchase of Common Stock and Convertible Notes was effected by the Reporting Person in the past 60 days, constituting all of the transactions effected by him in the Company’s Common Stock in the past 60 days. The purchase was made in the Private Placement.

Date of Purchase	Securities Purchased	Price for securities purchased
10/4/06	1/2 Unit, consisting of 625,000 shares of Common Stock and a $22,500 Convertible Note convertible into 5,625,000 shares of Common Stock.	$25,000

In addition to the foregoing, on October 4, 2006, the Reporting Person was issued the Stock Option to purchase an aggregate of 94,089,763 shares of the Common Stock of the Issuer at a purchase price of $.004 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 23, 2006	/s/ Joseph Restivo
Joseph Restivo